

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Stop 3561

September 11, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Michael A. Klinicki
  President
CIENEGA CREEK HOLDINGS, INC.
9181 S. Antler Crest Drive
Vail, Arizona 85641

> **Re:** **Cienega Creek Holdings, Inc.**
> **Item 4.01 Form 8-K, filed August 11, 2009**
> **File No. 0-53364**

Dear Mr. Klinicki:

　　We have completed our review of your Form 8-K and have no further comments at this time.

> Sincerely,

> Joe A. Foti
> Senior Assistant Chief Accountant